UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to             .
Commission file number 0-16772

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Peoples Bancorp Inc. Retirement Savings Plan
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750
Attn: Peoples Bancorp Inc. Retirement Plan Committee

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Peoples Bancorp Inc.
138 Putnam Street, P.O. Box 738
Marietta, Ohio 45750

Peoples Bancorp Inc. Retirement Savings Plan
Explanatory Note:
In accordance with the Securities and Exchange Commission Order under Section 36 of the Securities Exchange Act of 1934 entitled “Modifying Exemptions from the Reporting and Proxy Delivery Requirements for Public Companies,” SEC Release No. 34-88465, dated March 25, 2020 (the “Order”), Peoples Bancorp Inc. (“Peoples”) has relied on the relief provided by the Order to delay the filing of the Annual Report on Form 11-K (the “Form 11-K”) for the Peoples Bancorp Inc. Retirement Savings Plan sponsored by Peoples (the “Plan”) for the fiscal year ended December 31, 2019, to July 13, 2020, which is within 45 days of the original June 29, 2020 due date of the Form 11-K.

Peoples has experienced significant disruptions to its business and operations as a result of the coronavirus disease 2019 (“COVID-19”) pandemic. A majority of Peoples’ employees, including most of its finance staff, were working remotely during the COVID-19 pandemic. In addition, Peoples relies on third parties to perform certain analyses related to the preparation of the Plan’s financial statements and the completion of the related audit, and those third parties have also experienced disruptions to their operations due to COVID-19. Accordingly, as disclosed in the Current Report on Form 8-K filed by Peoples with the Securities and Exchange Commission on June 29, 2020, Peoples and the Plan have relied on the Order to postpone the filing of the Form 11-K to provide the additional time required to develop and process the necessary financial information to finalize the Plan’s financial statements and to complete the related audit.

December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator
Peoples Bancorp Inc. Retirement Savings Plan
Marietta, Ohio

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Peoples Bancorp Inc. Retirement Savings Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

We have served as the Plan’s auditor since 2004.

Cincinnati, Ohio
July 13, 2020

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2019 and 2018

	2019	2018
Assets:
Investments, at fair value	$68,756,156	$55,146,894
Employer’s contributions receivable	90,553	74,508
Notes receivable from participants	935,349	865,749
Net assets available for benefits	$69,782,058	$56,087,151

See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2019 and 2018

	2019	2018
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$10,265,254	$(6,743,467)
Interest and dividends	3,022,253	3,530,215
Net investment income (loss)	13,287,507	(3,213,252)

Interest income on notes receivable from participants	54,828	44,629
Other Income	276	11,768

Contributions:
Employer	2,134,001	1,886,065
Participants	3,888,952	3,424,678
Rollovers	723,209	1,044,737
Total contributions	6,746,162	6,355,480
Total increase	20,088,773	3,198,625

Deductions:
Benefits paid to participants	6,194,707	3,655,475
Administrative expenses	199,159	115,318
Total deductions	6,393,866	3,770,793

Net increase (decrease)	13,694,907	(572,168)
Net assets available for benefits, beginning of year	56,087,151	56,659,319
Net assets available for benefits, end of year	$69,782,058	$56,087,151

See Notes to Financial Statements

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 1. Description of the Plan
The following is a description of the Peoples Bancorp Inc. Retirement Savings Plan (the “Plan”) and provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions, which are available from Peoples Bancorp Inc. Retirement Plan Committee (“Plan Administrator”).
General
The Plan is a defined contribution plan sponsored by Peoples Bancorp Inc. (“Peoples”) for the benefit of eligible employees age 21 or older of Peoples and its subsidiaries. Effective August 2018 and for those employees hired thereafter, eligibility will commence upon reaching age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Reliance National Trust Company is the trustee and serves as the custodian of the Plan.
The Plan consists of both an Employee Stock Ownership Plan (“ESOP”) component and a non-ESOP component. Peoples intends both components together to constitute a single plan under U.S. Treasury Regulation Section 1.414(1) -1(b)(1). Accordingly, the provisions set forth in the other sections of the Plan apply to the ESOP component in the same manner as those provisions apply to the non-ESOP component, except to the extent that those provisions by their terms are inapplicable to the ESOP component.
Employee Stock Ownership Plan
The ESOP component of the Plan is not leveraged and is designed to invest primarily in Peoples common shares. The ESOP component consists of the portion of the assets of the Plan that are invested in the Peoples Bancorp Inc. Common Stock Fund. The ESOP feature is intended to qualify as a stock bonus plan under Internal Revenue Code Section 401(a) and as an employee stock ownership plan under Internal Revenue Code Section 4975(e)(7). Starting at the close of business on December 31, 2014, contributions into Peoples Bancorp Inc. Common Stock Fund were no longer available through the Plan. However, the investments that were made into Peoples Bancorp Inc. Common Stock Fund prior to January 1, 2015 were permitted to remain.
Contributions
The Plan permits eligible employees through a salary deferral election to make annual contributions of up to 100% of eligible compensation.  The Plan has been amended to allow for after-tax or Roth contributions. Employee rollover contributions are also permitted to be made to the Plan. On April 12, 2019, Peoples completed its acquisition of First Prestonsburg Bancshares Inc. (“FPB”). As of the acquisition date, certain FPB employees that became Peoples employees became eligible for participation in the Plan. In 2019 and 2018, Peoples made matching contributions equal to 100% of the employees' salary deferral amounts up to 3% of the employees' compensation and 50% of the employees' salary deferral amounts on the next 2% of the employees' compensation. Contributions are subject to certain limitations.
Participant Investment Account Options
Investment account options available include various funds. Participants direct the investment of their contributions and Peoples' matching contributions into any of the separate investment accounts and may change their allocations daily.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

The Plan also includes an automatic deferral feature whereby a participant is treated as electing to defer a certain percentage of eligible compensation unless the participant made an affirmative election otherwise. In 2019 and 2018, the automatic deferral was 5% of compensation.
Participant Accounts
Each participant's account is credited with the participant's contribution, Peoples' contributions, and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Vesting
Participants are immediately vested in their voluntary contributions as well as Peoples' matching and profit sharing contributions plus earnings thereon.
Payment of Benefits
Upon termination of service, an employee may elect to receive either a lump-sum amount equal to the value of his or her account, or monthly, quarterly, or annual installments over a period of not more than the participant's assumed life expectancy. At December 31, 2019 and 2018, Plan assets did not include any accounts of terminated or retired participants who have elected payment from the Plan but have not yet been paid.
Notes Receivable from Participants
The Plan includes provisions authorizing loans from the Plan to active eligible participants. Loans may be made to any eligible participant demonstrating a qualifying need. The minimum amount of a loan is $1,000. Participants may only have one loan outstanding at any given time. The maximum amount of a participant's loan is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant's vested account balance. All loans are evidenced by demand notes and are repayable over a period not to exceed five years (except for loans for the purchase of a principal residence, which may exceed the five-year term with approval from the Plan administrator) through payroll withholdings unless the participant is paying the loan in full. Interest on the loans is based on local prevailing rates as determined by the Plan administrator.
Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. The accrual of interest on loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Past due status is based on the contractual terms of the loan. Delinquent loans are recorded as distributions once deemed uncollectible, and are a reduction to the participant's account balance.
All interest accrued but not collected for loans placed on nonaccrual or charged off status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Plan Termination
Although it has not expressed an intention to do so, Peoples has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Note 2. Summary of Significant Accounting Policies
The following is a summary of significant accounting policies followed in the preparation of the financial statements:
Method of Accounting
The accompanying financial statements are prepared on the accrual method of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets, changes in net assets, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Valuation of Investments and Income Recognition
Investments are stated at fair value based on quoted market prices on the valuation date. Investments traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.
The investment in Peoples common shares has been unitized and is comprised of cash and Peoples common shares. The Plan holds between 3% and 5% of these units in cash in order to provide liquidity for timely distributions. At December 31, 2019 and 2018, these units were comprised of 111,805 and 123,634 Peoples common shares and cash of $186,771 and $174,746, respectively.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis while dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments purchased and sold, as well as held during the year.
Plan Tax Status
The Plan obtained its latest determination letter in November 2017, in which the Internal Revenue Service stated that the Plan and the related trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore, not subject to tax. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan, and the related trust, are currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain positions that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2016.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Note 3. Investments
The net appreciation in the fair value of the Plan's investments during the year ended December 31, 2019, including realized and unrealized gains and losses on those investments purchased, sold and held during the year, was $10,265,254. All of the Plan’s investments increased in value during the year, and the most significant contributors to the net appreciation were Carillon Eagle Mid Cap Growth shares, which increased from $53.07 per share at December 31, 2018, to $70.13 per share at December 31, 2019, and Vanguard Total Stock Market Index Fund shares, which increased from $62.09 per share at December 31, 2018 to $79.69 per share at December 31, 2019. The net depreciation of the Plan's investments during the year ended December 31, 2018 was $6,743,467. The most significant contributors to the net depreciation were Oppenheimer International Growth shares, which decreased from $43.62 per share at December 31, 2017, to $34.69 per share at December 31, 2018, and Vanguard Small Cap Value Index Fund shares, which decreased from $57.02 per share at December 31, 2017 to $49.01 per share at December 31, 2018.
Interest and dividends realized on the Plan's investments for the years ended December 31, 2019 and 2018 were $3,022,253 and $3,530,215, respectively.
Note 4. Fair Value Measurements
The measurement of fair value under US GAAP uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are described below. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Level 1: Quoted prices in active exchange markets for identical assets or liabilities.
Level 2: Observable inputs other than Level 1 including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data.
Level 3: Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs for single dealer nonbinding quotes not corroborated by observable market data.
There were no significant changes in the valuation techniques during the years ended December 31, 2019 and 2018. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets or liabilities measured at fair value on a non-recurring basis. The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value hierarchy:
Mutual Funds: These investments are valued using quoted prices in an active market and classified within Level 1 of the valuation hierarchy.

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

Peoples Bancorp Inc. Common Stock Fund Units: Peoples Bancorp Inc. Common Stock Fund Units are held in a unitized fund and are comprised of cash and common shares of Peoples. The underlying common shares are valued at the closing price of the common share reported on The Nasdaq Global Select Market® under the symbol “PEBO” and are classified within Level 1 of the valuation hierarchy.
Investments measured at fair value on a recurring basis comprised the following at December 31:

	Fair Value Measurements at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Fair Value
2019
Mutual funds	$64,694,214	$—	$—	$64,694,214
Peoples Bancorp Inc. Common Stock Fund Units	4,061,942	—	—	4,061,942
Total	$68,756,156	$—	$—	$68,756,156

2018
Mutual funds	$51,251,361	$—	$—	$51,251,361
Peoples Bancorp Inc. Common Stock Fund Units	3,895,533	—	—	3,895,533
Total	$55,146,894	$—	—	$55,146,894
Note 5. Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, and an employee organization whose members are covered by the Plan, as well as, a person who owns 50 percent or more of such employer or employee organization or relatives of such persons.
The Plan holds common shares of Peoples, which is the plan sponsor. The Plan receives dividends quarterly from Peoples on the common shares held in the Plan. The Plan received $159,109 and $142,640 of dividends in 2019 and 2018, respectively. The Plan also invests in certain funds of the Plan trustee. Certain administrative services are provided at no cost to the Plan by Peoples. The Plan paid $199,159 and $115,318 of record-keeping fees to Mass Mutual Retirement Services, LLC during 2019 and 2018, respectively.
Note 6. Risks and Uncertainties
The Plan provides for various investments in common stock and mutual funds. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of these investments will occur in the near term and such changes could materially affect the amounts reported in the statements of net

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

assets available for benefits and participant account balances. Peoples common shares represented 6% and 7% of the total value of assets held in the Plan at years ended December 31, 2019 and 2018, respectively.
Note 7. Subsequent Events
The COVID-19 pandemic has adversely impacted Peoples' business and financial results, and the ultimate impact on both will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental and nongovernmental authorities in response to the pandemic.
While the scope, duration, and full effects of COVID-19 are rapidly evolving and not fully known, the pandemic and related efforts to contain it have disrupted global economic activity, adversely affected the functioning of financial markets, lowered equity market valuations, impacted interest rates, increased economic and market uncertainty, and disrupted trade and supply chains. If these effects continue for a prolonged period or result in sustained economic stress or recession, such effects could have a material adverse impact on Peoples and the Plan.

Note 8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2019 and 2018, to Form 5500:

	2019	2018
Net assets available for benefits per the financial statements	$69,782,058	$56,087,151
Deemed participant loans	(54,388)	(71,143)
Other income	—	—
Employer's contribution receivable	(90,553)	(74,508)
Net assets available for benefits per Form 5500	$69,637,117	$55,941,500
The following is a reconciliation of employers’ contributions per the financial statements for the years ended December 31, 2019 and 2018, to Form 5500:

	2019	2018
Employer's contributions per the financial statements	$2,134,001	$1,886,065
Add: Employer's contribution receivable at December 31, 2018	74,508	54,096
Less: Employer's contribution receivable at December 31, 2019	(90,553)	(74,508)
Employer's contributions per Form 5500	$2,117,956	$1,865,653
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2019, to Form 5500:

Peoples Bancorp Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2019 and 2018

	2019	2018
Benefits paid to participants per the financial statements	$6,194,707	$3,655,475
Deemed participant loans	9,523	71,143
Distributed participant loans	(26,278)	29,718
Balances paid to participants per Form 5500	$6,177,952	$3,756,336

Supplemental Schedule

Peoples Bancorp Inc. Retirement Savings Plan
EIN 31-0987416 PN 002
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

(a)(b) Identity of Issuer	(c) Description of Investment (units)	(e) Current Value
American Century Mid Cap Value Institutional	43,406	$741,815
Blackrock Global Allocation-I Fund	28,320	547,421
Carillon Eagle Mid Cap Growth-I	5,805	407,078
Columbia Mid Cap Index Fund-Z	185,386	2,945,780
Dodge and Cox Income	186,341	2,614,367
Fidelity Government Money Market	1,966,201	1,966,201
Fidelity International Index Fund	15,576	669,134
MFS International Growth Fund Class R4	55,266	2,050,903
Mainstay Large Cap Growth - I Fund	415,758	4,219,945
* Peoples Bancorp Common Stock Fund Units	186,732	4,061,942
PIMCO Low Duration Institutional Class	162,384	1,591,366
T Rowe Price Balanced Fund	99,029	2,469,783
T Rowe Price New Horizons	31,822	1,889,250
T Rowe Price Retirement 2005	6,707	91,881
T Rowe Price Retirement 2010	14,019	252,759
T Rowe Price Retirement 2015	22,303	323,395
T Rowe Price Retirement 2020	62,450	1,379,518
T Rowe Price Retirement 2025	165,913	2,949,935
T Rowe Price Retirement 2030	155,778	4,034,644
T Rowe Price Retirement 2035	148,733	2,830,389
T Rowe Price Retirement 2040	71,708	1,940,411
T Rowe Price Retirement 2045	103,794	1,922,269
T Rowe Price Retirement 2050	234,488	3,667,398
T Rowe Price Retirement 2055	12,133	192,909
Vanguard Equity Income Fund Investor	43,135	1,637,391
Vanguard Life Strategy Cons Growth	10,158	213,616
Vanguard Life Strategy Growth	25,586	924,676
Vanguard Life Strategy Income	491	7,962
Vanguard Life Strategy Moderate Growth	18,818	543,081
Vanguard Mid-Cap GR Index-ADM	43,685	2,985,464
Vanguard Primecap Core Investment	195,028	5,445,185
Vanguard Short-Term Investment Grade Admiral	26,925	288,901
Vanguard Small Cap Index Admiral	36,006	2,857,826
Vanguard Small Cap Value Index Fd Admiral	11,514	678,037
Vanguard Total Bond Market Index Admiral	30,372	335,613
Vanguard Total Stock Market Index Admiral	88,818	7,077,911
* Participant loans (Interest rates - 4.50% - 7.50%, maturing between January 1, 2020 and January 2, 2025)		935,349
Assets held at end of year		$69,691,505
* Parties-in-interest
Cost information is not required for participant-directed investments and, therefore, is not included.

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES BANCORP INC.
RETIREMENT SAVINGS PLAN

Date:	July 13, 2020	By:	/s/ TONYA STEELE
Tonya Steele
Senior Vice President, Chief Human Resources Officer
Peoples Bank
Chairperson, Retirement Plan Committee